UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2016 (Report No. 4)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Cellect Biotechnology Ltd. Presents its Translated From Hebrew Interim Financial Statements
as of June 30, 2016, as reported on the Tel Aviv Stock Exchange

Attached hereto is an English translation (from Hebrew) of Cellect Biotechnology Ltd.’s interim financial statements and additional information as submitted on the Tel Aviv Stock Exchange.

The following documents are included:

A. Board of Directors’ Report as of June 30, 2016.

B.  Reviewed Condensed Consolidated Financial Statements as of June 30, 2016.

C.  Separate Financial Information in accordance with Regulation 38d of the Israeli Securities Regulations (Periodical and Immediate Reports) - 1970 as of June 30, 2016.

Cellect Biotechnology Ltd.

Board of Directors' Report

For the Period Ended June 30, 2016

The Board of Directors of the Company is pleased to submit the Board of Directors’ report on the activities of the Company for the period ended June 30, 2016 (the "Report Period"), in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the "Reports Regulations"), including Section 39A thereof. The Board of Directors' report for the Report Period is limited in scope and was prepared on the assumption that the readers have before them the periodic report for 2015 which was published on March 31, 2016 (Reference: 2016-01-022797) (the "Periodic Report for 2015").

The reader's attention is drawn to the fact that the Company is a "small corporation," as this term is defined in Regulation 5C of the Securities Regulations (Periodic and Immediate Reports) (Amendment), 5774-2014 (the "Amendment to the Regulations"). Pursuant to the reliefs granted to small corporations under the Amendment to the Regulations, the Board of Directors resolved to adopt all the reliefs approved for small corporations as set forth in the Amendment to the Regulations, to the extent they are (or may be) applicable, including:

a. Cancellation of the duty to issue a report on internal controls and an independent auditor's report on internal controls.

b. Increase in the materiality threshold for attaching valuations to 20%.

c. Increase in the threshold for attaching financial statements of material associates to interim financial statements to 40%.

d. Exemption from applying the provisions of Schedule Two to the Regulations (Details on Exposure to and Management of Market Risks) (the Galai Report).

It is clarified that the above reliefs were applied in the following quarterly report where applicable to the Company.

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Board of Directors' Explanations on the State of the Corporation's Affairs

1.	Brief description of the corporation's business and business environment

On June 30, 2013, at the general meeting of the shareholders, the shareholders approved the Company's merger via a share exchange with Cellect Biotherapeutics Ltd. ("Cellect"), which is engaged in the development and commercialization of a technology enabling the functional selection of stem cells. Following the completion of its development and commercialization, the technology is expected to improve the chances of success of bone marrow transplants and to enable and justify the use of stem cells to treat a wider range of diseases including those not considered life-threatening, as well as utilize the sale of licenses for the integration of the Company's Powered By Cellect technology in complementary developments in the stem cell field.

Under the merger agreement, which was concluded and signed on July 1, 2013, approximately 85% of the Company's shares were allotted to the shareholders of Cellect, while the shares of Cellect were transferred in their entirety to the Company's ownership.

1.1.	Analysis of business results

1.1.1.	Current assets

	December 31	June 30		Convenience Translation*	Explanation for Change
	2015	2015	2016	June 30, 2016
	NIS in Thousands			Dollar in thousands
Current assets
Cash and cash equivalents	3,913	6,802	5,510	1,433	The increase in cash compared to December 31, 2015 stems mainly from a private placement by the Company for gross proceeds of NIS 8 million in the first quarter of 2016, less cash flows used for operating activities and the purchase of fixed assets (laboratory equipment), plus the sale of securities as explained hereinafter.
Marketable securities held for trading	7,829	9,830	6,148	1,598	The decrease compared to December 31, 2015 stems mainly from the sale of money market fund securities in the Report Period where the use of such proceeds was for the Company's operating activities.

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	December 31	June 30		Convenience Translation*	Explanation for Change
	2015	2015	2016	June 30, 2016
	NIS in Thousands			Dollar in thousands
Accounts receivable	412	84	1,619	421	The increase compared to December 31, 2015 is mainly attributable to prepaid expenses of materials for a phase 1/2 clinical trial the Company is expected to begin in the coming months, as well as the costs of an initial public offering on NASDAQ that was concluded after the balance sheet date.

Non-current assets
Restricted cash	20	20	20	5
Property, plant and equipment	1,187	215	1,335	347	The increase in property, plant and equipment compared to December 31, 2015 stems mainly from the purchase of laboratory equipment in the first quarter of 2016 for the Company's new laboratory, which is currently under construction and will be used by the Company as it advances towards the planned phase 1/2 clinical trial.

Total assets	13,361	16,951	14,632	3,804

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1.1.2.	Liabilities

	December 31	June 30		Convenience Translation*	Explanation for Change
	2015	2015	2016	June 30, 2016
	NIS in Thousands			Dollar in thousands
Current liabilities
Trade payables	466	93	703	183	Trade payables mainly comprise liabilities to suppliers for research and development activities, preparations for the start of a clinical trial (phase 1/2), as well as service providers.
Other accounts payable	2,394	934	1,074	279	The decrease compared to December 31, 2015 is mainly attributable to a decrease in expenses payable for preclinical trials as well as payables for fixed assets (laboratory equipment) that were discharged in the first half of 2016.

Non-current liabilities	-	-	-	-

Total liabilities	2,860	1,027	1,777	462

1.1.3.	Equity

	December 31	June 30		Convenience Translation*	Explanation for Change
	2015	2015	2016	June 30, 2016
	NIS in Thousands			Dollar in thousands
Equity	10,501	15,924	12,855	3,342	For information on changes in equity see the statement on changes in the Company's equity included in the Company's financial statements as of June 30, 2016.

* Calculated using the exchange rate reported by the Bank of Israel for June 30, 2016 at the rate of one U.S. dollar per NIS 3.846.

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1.2.	Results of business operations

Following is a summary of the profit and loss account for the six and three months ended June 30, 2016 and 2015 and as of December 31, 2015:

	Three Months Ended		Six Months Ended		Convenience		Fiscal Year Ended
	4-6.2015 (NIS in Thousands)	4-6.2016 (NIS in Thousands)	1-6.2015 (NIS in Thousands)	1-6.2016 (NIS in Thousands)	Translation* (Dollar in thousands)	Comments	31.12.2015 (NIS in Thousands)
Research and development expenses	1,372	1,848	2,556	3,679	957	The increase in research and development expenses compared to the same half and the same quarter last year is mainly attributable to preclinical activity and to preparations for the phase 1/2 clinical trial that is planned to begin in the coming months as well as to an increase in payroll and related expenses, reflecting the growth in the Company's personnel.	5,893
General and administrative expenses	755	1,617	1,347	3,547	922	The increase in general and administrative expenses compared to the same half and the same quarter last year is mainly attributable to an increase in non-cash flow expenses with respect to share-based payments, costs of professional services, inter alia for service providers involved in the initial public offering (IPO) on NASDAQ that was concluded after the balance sheet date, as well as an increase in payroll and related expenses, reflecting the growth in the Company's personnel.	4,204
Other income	-	(280)	-	(280)	(73)	Other income stems from an agreement with Accellta for a feasibility study of the Company's technology.	-
Operating income (loss)	2,127	3,185	3,903	6,946	1,806		10,097
Financial income	-	(13)	(4)	(18)	(5)		(4)
Financial expenses	9	8	64	41	11		79
Loss	2,136	3,180	3,963	6,969	1,812		10,172

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1.3.	Liquidity, cash flow and financing sources

	December 31	June 30		Convenience Translation*	Explanation for Change
	2015	2015	2016	June 30, 2016
	NIS in Thousands			Dollar in thousands
Cash flows from operating activities	(7,710)	(3,157)	(6,517)	(1,695)	The increase is mainly attributable to a growth in the Company's activity in the Report Period, as explained in the profit and loss items above.
Cash flows from investing activities	3,175	1,500	652	170	Sale of securities where the use of such proceeds were for operating activities, net of an investment in fixed assets in connection with the construction of a state-of-the-art laboratory.
Cash flows from financing activities	6,396	6,396	7,471	1,943	In the first half of the year the Company held a private placement in which it raised gross proceeds of NIS 8 million (see section 1.4 below), compared to a shelf prospectus offering for a gross NIS 6.6 million held by the Company in the same half last year.

*      For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange on June 30, 2016 (US$1 = NIS 3.846).

1.4.	Financing sources

On August 3, 2016, after the balance sheet date, the Company completed an initial public offering on NASDAQ in which it raised gross proceeds of NIS 32 million (US$8.4 million). For further details see section 5 below on events after the Report Period.

As of June 30, 2016 (prior to the aforementioned IPO on NASDAQ), the Company had cash and cash equivalents and liquid investments amounting to NIS 11.7 million. The Company is engaged in the development of an innovative and unique technology that enables the selection of stem cells. The Company incurred losses of NIS 6.9 million in the period ended June 30, 2016, and its aggregated loss as of that date amounts to NIS 27.3 million.

During the Report Period, the Company raised gross proceeds of NIS 8 million through a private placement.

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2.	Corporate governance

2.1.	Directors with accounting and financial expertise

As of the report date, there were no changes in the minimum required number of directors with accounting and financial expertise. For further details on the appropriate minimum number determined by the Board of Directors, see Chapter B (Board of Directors' Report) of the Periodic Report for 2015.

The directors with accounting and financial skills currently serving on the Board of Directors are:

a.	Avi Nachmias (director) – Owner of a CPA office, director at Orad Ltd., Rotshtein Real Estate Ltd., Nano Dimension Ltd. and Allium Medical Ltd. Holds a bachelor's degree in economics and accounting and is a certified CPA.

b.	Yuval Berman (outside director) – Owner, director and manager at UVB Business Initiatives Ltd. (since 2002). Previously served as an outside director at Elbit Vision Systems Ltd. Holds a bachelor's degree in law and economics and a master's degree in business administration.

2.2.	Internal auditor

There is no significant change in the information on the Company's internal auditor, as presented in the Board of Directors' report as of March 31, 2016 (published on May 31, 2016, Reference: 201601-041004), which is incorporated herein by reference.

2.3.	Financial data and additional information attributable to the Company

Financial data and additional information from the consolidated financial statements attributable to the Company are attached to this quarterly report in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports).

2.4.	Independent directors

As of the report date, the Company has not adopted in its articles a provision regarding the number of independent directors, as this term is defined in Section 219(e) of the Companies Law.

2.5.	Donations

During the interim period and as of the Report Date, there was no change in the Company's policy on donations as described in the Board of Directors' report, Chapter B of the Periodic Report for 2015.

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3.	Disclosure of the financial statement approval process

The Board of Directors is the Company body in charge of entity-level controls.

Following the listing of the Company on NASDAQ and the completion of the initial public offering described in section 5 below, the Audit Committee was designated as an additional body responsible for reviewing and approving the financial statements. The Audit Committee holds a meeting approximately 48 hours before the meeting of the Board of Directors, at which the Deputy Chief Executive Officer (CEO) and Chief Financial Officer (CFO) review the significant assumptions made and critical estimates used in the financial statements, the accounting policy applied and changes therein, the internal controls over the financial reporting and the application of the principle of due disclosure in the financial statements and the accompanying information.

The members of the Audit Committee were of the opinion that the disclosure made in the financial statements is full and adequate and includes a correct analysis of the Company's principal risks and exposures, and they recommended approving the financial statements at the meeting of the Board of Directors.

The meeting of the Board of Directors at which the financial statements are discussed is attended by the directors, the CEO and the Deputy CEO and CFO, and the internal auditor is invited as well. The Company's legal counsel and CPAs are also invited to the meeting, and their representatives participate in the meeting, adding any necessary clarifications on issues that arise in the course of the discussion in connection with the financial statements which are to be approved and answering any questions and queries that are addressed to them by the directors prior to the approval of the financial statements.

The Board of Directors has ultimate control over the financial statements and is the body that approves the Company's financial statements following the recommendation of the Audit Committee. At the meeting of the Board of Directors, the Deputy CEO and CFO review the significant assumptions made and critical estimates used in the financial statements, the accounting policy applied and changes therein, the internal controls over financial reporting and the application of the principle of due disclosure in the financial statements and the accompanying information. In addition, the CEO and the Deputy CEO and CFO report on significant issues and developments in the Company's activity.

The Board members were of the opinion that the disclosure made in the financial statements is full and adequate and includes a correct analysis of the Company's principal risks and exposures, and they affirmed the independence of the internal auditor.

A-8

The Board of Directors considers that the materials discussed at the Board meeting scheduled for the approval of the financial statements were provided to the Board members a reasonable time (about 48 hours) before the meeting.

Following the above discussion and the response to questions and comments that were prepared in advance by the Board members or that arose in the course of the Board meeting, the financial statements are approved in a vote.

A meeting of the Board of Directors was held on August 31, 2016, at which the financial statements as of June 30, 2016 were discussed and approved, and was attended by all the directors. Following the approval of the financial statements by the Board members, Mr. Kasbian Nuriel Chirich, the Chairman of the Board, Mr. Shai Yarkoni, the CEO, and Mr. Ronen Twito, the Deputy CEO and CFO, were authorized to sign the Company's financial statements as of June 30, 2016.

4.	Events during the Report Period

4.1.	On February 15, 2016, the Company announced a private placement of approximately NIS 8 million at a share price of NIS 1.39 (reflecting an approximate 8.5% premium over the market share price as of the date of the Board of Directors' resolution). The private placement was led by foreign investors, including international investment firms and private investors, as well as leading Israeli investors. In exchange for the capital raised, the Company allocated ordinary shares as well as options for a period of 12 months at a ratio of one option for every three shares (1:3), at an exercise price of NIS 2.1 per option. Participants in the private placement included investment firms and private investors from Singapore, Panama and Tanzania as well as leading Israeli investors. Participants also included interested parties and an officer of the Company (including the Chairman of the Board, whose investment was approved at the general meeting of shareholders held on May 16, 2016). For further details see the Company's reports dated February 15, 2016 (Reference: 2016-01-028006), February 18, 2016 (Reference: 2016-01-030787) and March 6, 2016 (Reference: 2016-01-000549), incorporated herein by reference.

4.2.	On March 7, 2016, the Company received Institutional Review Board (Helsinki Committee) approval from the Rambam Hospital to conduct its first trial in leukemia patients. The trial will commence subject to the Ministry of Health's approval, which is expected in the coming months. Following receipt of said approval, the trial will be conducted in the Rambam Hospital's Bone Marrow Transplantation Unit and led by Clinical Assistant Professor Zila Zuckerman, the unit's director. For further details see the Company's report dated March 7, 2016 (Reference: 2016-01-000918).

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4.3.	On April 6, 2016, the Company announced the convening of a general meeting, which was held on May 16, 2016. At the meeting, the Company's financial statements as of December 31, 2015 were presented for discussion, the appointment of independent auditors was approved and the Board of Directors was authorized to set their fee, the reappointment of each of the Company's incumbent directors (other than the outside directors) was approved, with the exception of Mr. Jacob Goldman whose reappointment was not approved, the change in the Company's name to Cellect Biotechnology Ltd. was approved, subject to the approval of the Registrar of Companies and the amendment of its articles accordingly, and approval was given for the participation of the controlling shareholder and Chairman of the Board, Mr. Kasbian Nuriel Chirich, in the private placement (as detailed in section 4.1 above) – private allotment of 287,768 shares and 95,923 unlisted options of the Company. For further details see the Company's report dated April 6, 2016 (Reference: 2016-01-043246) and report on the results of the meeting dated May 16, 2016 (Reference: 2016-01-026994).

4.4.	On April 6, 2016, the Company issued a report on a private issuance to a consultant of the Company under which the consultant was to receive, for services to be rendered by him, 600,000 unlisted options of the Company. For further details see the Company's report dated April 16, 2016 (Reference: 2016-01-043027).

4.5.	On April 10, 2016, the Company announced that on April 8, 2016 it had submitted to the U.S. Securities and Exchange Commission ("SEC") an initial non-public draft of a registration statement (Form F-1) for the issuance of securities of the Company and listing thereof on NASDAQ (the "Draft Registration Statement"). For further details see the Company’s report dated April 10, 2016 (Reference: 2016-01-045052).

4.6.	On April 19, 2016, the Company announced that it had signed an agreement with Accellta for a feasibility study of the Company's technology. The agreement grants Accellta a nonexclusive right to examine the use of the Company's technology for research purposes only. The purpose of the collaboration between Accellta and the Company is to evaluate the impact of the Company's apoptosis induction-based technology on Accellta's stem cell culturing technologies. The details of the process and products will be jointly determined and include feasibility tests. The tests will evaluate the potential of growing Accellta's pluripotent cells safely and in a shorter time using the Company’s technology. A proof of feasibility in these tests may lead to the application of the cells to create organs, to repair tissue and to develop drugs. The potential market for these applications is estimated at billions of dollars. In exchange for the limited right to test the technology, Accellta will pay the Company approximately NIS 290,000. For further details see the Company's report dated April 19, 2016 (Reference: 2016-01-051574).

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4.7.	On May 2, 2016, Dr. Amotz Nechushtan was appointed as VP Research and Development, replacing Dr. Moran Meiron in this position.

4.8.	On May 8, 2016, the Company announced that it had received from the Canadian Patent Office approval for its cell selection technology platform, covering the use of apoptosis inducers to destroy cells that resist bone marrow grafts. The approval of the Canadian Patent Office is in addition to the approvals already received by the Company from the patent offices in the U.S., Europe, India and Israel. For further details see the Company’s report dated May 8, 2016 (Reference: 2016-01-060637).

4.9.	On May 31, 2016, the Company announced that Mr. Guy Sapir of Kesselman & Kesselman (PWC Israel) would replace Mr. Gal Amit, CPA, as the Company's internal auditor.

4.10.	On June 2, 2016, the Company issued a report of a private issuance to the Company's VP Research and Development, Dr. Amotz Nechushtan, for 70,000 unlisted options exercisable into 70,000 ordinary shares of the Company, valid for ten years and vesting quarterly over 36 months, in accordance with the Company's stock option plan. The exercise price of the options, equal to the average share price in the 30 days prior to the date of the approval, is NIS 1.68 per option. For further details see the Company's reports dated June 2, 2016 and June 22, 2016 (References: 2016-01-0437001, 2016-01-043815 and 2016-01-063715). The TASE's approval was received on June 27, 2016.

4.11.	On June 9, 2016, the TASE announced that the Company had been included in the TA Composite, the Yeter-Rest of Shares, the TA Blue Tech and the TA Biomed indices.

4.12.	On June 14, 2016, the Company announced the convening of a special meeting having the following matters on its agenda: (1) Re-approval of the Company's employment agreement with the CEO, Mr. Shai Yarkoni; and (2) Re-approval of the Company’s employment agreement with the Chairman of the Board, Mr. Kasbian Nuriel Chirich. For further details see the Company's reports dated June 14, 2016 and June 22, 2016 (References: 2016-01-050250 and 2016-01-063724). On July 24, 2016, the shareholders at the meeting approved the matters on the agenda (Reference: 2016-01-089275).

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4.13.	On June 15, 2016, the Company announced – further to its report dated June 17, 2015 (Reference: 2015-01-050049) regarding the signing of a cooperation agreement with Entegris Inc. (NASDAQ: ETNG) (a global provider of yield-enhancing materials and solutions for advanced manufacturing environments) for the development of treatment products and the manufacture of cell-based preparations – the award of a grant by the BIRD Foundation (the Israel-U.S. Binational Industrial Research and Development Foundation, hereinafter – the "Foundation") in support of the development and commercialization of a groundbreaking stem cell selection technology in collaboration with Entegris (the "Project"). The joint budget for the Project, which was approved by the Foundation, is approximately NIS 7 million and the Foundation approved a grant of NIS 3.5 million for the Project, subject to the successful completion of the milestones outlined in the application. The purpose of the Project is to complete the development of a container for the Company's cell selection technology, that will be used in future clinical trials of the Company. For further details see the Company's report dated June 15, 2016 (Reference: 2016-01-050517).

5.	Events after the balance sheet date

5.1.	On July 21, 2016, the Company's name was changed from Cellect Biomed Ltd. to Cellect Biotechnology Ltd.

5.2.	On July 26, 2016, the Company announced successful results in a preclinical trial conducted at the Rambam Hospital in Haifa, in which healthy volunteers underwent apheresis (using the same protocol as for bone marrow transplantations) to create a cell graft on which a process of selective separation of stem cells was performed according to the Company's clinical protocol. Following the procedure, the quality of the cells was analyzed from the usual aspects of sterility, cell viability and the apoptotic effect on the different cell populations and their ability to form colonies. The results indicated compliance with all the criteria set for the trial in patients, with an apoptotic effect on mature lymphocytes and no impairment of the group of stem cells. These results match the positive preclinical results previously presented by the Company and support the clinical protocol recently approved by the Rambam Hospital's Ethical Committee. For further details see the Company's report dated July 26, 2016 (Reference: 2016-01-090355).

5.3.	On July 27, 2016, the Company announced that it had been chosen to make a presentation at the 14th Annual Meeting of IFATS – the International Federation for Adipose Therapeutics and Science, which will be held in November 2016 in San Diego, California, and attended by physicians, scientific researchers and key people in the industry. The conference will be devoted to fat grafts, and the Company has been chosen to present its technology for precise cell selection and increasing the number of cells, with emphasis on adipose-derived stem cells. For further details see the Company's report dated July 27, 2016 (Reference: 2016-01-091651).

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5.4.	Further to section 4.5 above, on July 31, 2016 the Company announced that on July 28, 2016 it had completed an initial public offering on NASDAQ, in which it raised gross proceeds of US$8.4 million. The Company signed an underwriting agreement in connection with the IPO with U.S. underwriters Rodman & Renshaw, a unit of H.C. Wainwright & Co., and Joseph Gunnar & Co. LLC (the "Underwriters"), in which the Underwriters committed to purchase 1,292,308 American Depositary Shares ("ADS"), each ADS representing 20 ordinary shares of the Company with no par value, as well as 969,231 warrants tradable on NASDAQ for the purchase of 969,231 ADSs, at a combined price to the public of US$6.50 per ADS and warrant. The warrants are exercisable for a period of five years at an exercise price of US$7.50 per warrant. As a result of the IPO, various officers of the Company are entitled to a bonus that will be recognized as an expense in the Company's third-quarter financial statements. For further details see the Company's report dated July 28, 2016 (Reference: 2016-01-093196).

5.5.	Further to the Company's initial public offering on NASDAQ referred to in section 5.4 above, on August 11, 2016 the Company issued a report on the convening of separate meetings, the one for holders of shares traded on the Tel Aviv Stock Exchange Ltd., and the other for holders of ADSs, having on their agenda the following resolutions: (1) Approval of the Company's transition to a reporting format in accordance with the United States securities laws; and (2) Approval of officers' insurance under a framework transaction for a period of three years. In addition, the Company issued a report on the convening of a meeting of holders of options (Series 1), having on its agenda the approval of the Company's transition to a reporting format in accordance with the United States securities laws.

/s/ Nuriel Kasbian Chirich	/s/ Shai Yarkoni
Nuriel Kasbian Chirich	Shai Yarkoni
Chairman of the Board	CEO and Director

Date: August 31, 2016

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CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Comprehensive Loss	3

Condensed Interim Statements of Changes in Equity	4 - 6

Condensed Interim Consolidated Statements of Cash Flows	7 - 8

Notes to Condensed Interim Consolidated Financial Statements	9 - 13

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CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

				Convenience
				translation
				(Note 1c)
	December 31,	June 30,		June 30,
	2015	2015	2016	2016
		Unaudited		Unaudited
	NIS			U.S. dollars
	(In thousands, except share and per share data)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3,913	6,802	5,510	1,433
Marketable securities held for trading	7,829	9,830	6,148	1,598
Accounts receivable	412	84	1,619	421

	12,154	16,716	13,277	3,452
NON-CURRENT ASSETS:
Restricted cash	20	20	20	5
Property, plant and equipment, net	1,187	215	1,335	347

	1,207	235	1,355	352

	13,361	16,951	14,632	3,804
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	466	93	703	183
Other accounts payable	2,394	934	1,074	279

	2,860	1,027	1,777	462
EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2015, June 30, 2015 and 2016; Issued and outstanding: 75,949,888 *) at December 31, 2015 and June 30, 2015, and 81,737,325*) shares at June 30, 2016	-	-	-	-
Share premium	36,725	36,725	44,144	11,478
Share-based payments	3,603	2,817	5,507	1,432
Treasury shares	(9,425)	(9,425)	(9,425)	(2,451)
Accumulated deficit	(20,402)	(14,193)	(27,371)	(7,117)

	10,501	15,924	12,855	3,342

	13,361	16,951	14,632	3,804

*) Net of 2,686,693 treasury shares of the Company held by the Company.

The accompanying notes are an integral part of the interim consolidated financial statements.

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CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

						Convenience
						translation
						(Note 1c)
						Six months
	Year ended	Three months ended		Six months ended		ended
	December 31,	June 30,		June 30,		June 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	(In thousands, except share and per share data)

Research and development expenses	5,893	1,372	1,848	2,556	3,679	957

General and administrative expenses	4,204	755	1,617	1,347	3,547	922

Other income	-	-	(280)	-	(280)	(73)

Operating loss	10,097	2,127	3,185	3,903	6,946	1,806

Financial income	(4)	-	(13)	(4)	(18)	(5)

Financial expenses	79	9	8	64	41	11

Total comprehensive loss	10,172	2,136	3,180	3,963	6,969	1,812

Loss per share:

Basic and diluted loss per share	0.137	0.026	0.039	0.052	0.088	0.023

Weighted average number of shares outstanding used to compute basic and diluted loss per share	74,475,109	74,727,976	81,456,571	72,926,653	79,113,097	79,113,097

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

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CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Treasury shares	Share- based payments	Accumulated deficit	Total equity
	Unaudited
	NIS
	(In thousands)

Balance at January 1, 2016 (audited)	-	36,725	(9,425)	3,603	(20,402)	10,501

Issue of share capital net of issue costs	-	7,412	-	394	-	7,806
Share-based payment	-	-	-	1,510	-	1,510
Exercise of stock options	-	7	-	-	-	7
Total comprehensive loss	-	-	-	-	(6,969)	(6,969)

Balance at June 30, 2016	-	44,144	(9,425)	5,507	(27,371)	12,855

Balance as of June 30, 2016 convenience translation (see Note 1c)	-	11,478	(2,451)	1,432	(7,117)	3,342

	Share capital	Share premium	Treasury shares	Share- based payments	Accumulated deficit	Total equity
	Audited
	NIS
	(In thousands)

Balance at January 1, 2015	-	30,904	(9,425)	1,710	(10,230)	12,959

Issue of share capital net of issue costs	-	5,596	-	696	-	6,292
Share-based payment	-	-	-	1,318	-	1,318
Exercise of stock options	-	225	-	(121)	-	104
Total comprehensive loss	-	-	-	-	(10,172)	(10,172)

Balance at December 31, 2015	-	36,725	(9,425)	3,603	(20,402)	10,501

B-4

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Treasury shares	Share- based payments	Accumulated deficit	Total equity
	Unaudited
	NIS
	(In thousands)

Balance at April 1, 2016	-	43,696	(9,425)	4,851	(24,191)	14,931

Issue of share capital net of issue costs	-	441	-	23	-	464
Share-based payment	-	-	-	633	-	633
Exercise of stock options	-	7	-	-	-	7
Total comprehensive loss	-	-	-	-	(3,180)	(3,180)

Balance at June 30, 2016	-	44,144	(9,425)	5,507	(27,371)	12,855

Balance as of June 30, 2016 convenience translation (see Note 1c)	-	11,478	(2,451)	1,432	(7,117)	3,342

	Share capital	Share premium	Treasury shares	Share- based payments	Accumulated deficit	Total equity
	Unaudited
	NIS
	(In thousands)

Balance at April 1, 2015	-	30,904	(9,425)	2,004	(12,057)	11,426

Issue of share capital and share options	-	5,596	-	696	-	6,292
Share-based payment	-	-	-	238	-	238
Exercise of stock options	-	225	-	(121)	-	104
Total comprehensive loss	-	-	-	-	(2,136)	(2,136)

Balance at June 30, 2015	-	36,725	(9,425)	2,817	(14,193)	15,924

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

B-5

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Treasury shares	Share- based payments	Accumulated deficit	Total equity
	Unaudited
	NIS
	(In thousands)

Balance at January 1, 2015 (audited)	-	30,904	(9,425)	1,710	(10,230)	12,959

Issue of share capital and share options	-	5,596	-	696	-	6,292
Share-based payment	-	-	-	532	-	532
Exercise of stock options	-	225	-	(121)	-	104
Total comprehensive loss	-	-	-	-	(3,963)	(3,963)

Balance at June 30, 2015	-	36,725	(9,425)	2,817	(14,193)	15,924

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

B-6

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

						Convenience
						translation
						(Note 1c)
	Year ended	Three months ended		Six months ended		Six months ended
	December 31,	June 30,		June 30,		June 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	(In thousands)

Cash flows from operating activities:

Net loss	(10,172)	(2,136)	(3,180)	(3,963)	(6,969)	(1,812)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:

Financial expenses, net	69	7	(11)	59	9	2
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	(2)	1	-	(3)	(1)	-
Depreciation	71	13	103	26	180	47
Capital loss from sale of property, plant and equipment	-	-	9	-	9	2
Share-based payment	1,318	238	633	532	1,510	393

	1,456	259	734	614	1,707	444
Changes in asset and liability items:

Decrease (increase) in accounts receivable	(328)	32	(291)	(2)	(760)	(198)
Increase (decrease) in accounts payable	1,333	293	(134)	193	(495)	(129)

	1,005	325	(425)	191	(1,255)	(327)
Cash received during the period for:

Interest	1	1	-	1	-	-

Net cash used in operating activities	(7,710)	(1,551)	(2,871)	(3,157)	(6,517)	(1,695)

Cash flows from investing activities:

Proceeds from the sale of property, plant and equipment	77	-	95	77	95	25
Investment in marketable securities measured at fair value through profit and loss	-	-	-	-	(120)	(31)
Sale of marketable securities measured at fair value through profit and loss	3,430	830	-	1,430	1,801	468
Purchase of property, plant and equipment on credit	-	-	-	-	(692)	(180)
Purchase of property, plant and equipment	(332)	-	(77)	(7)	(432)	(112)

Net cash provided by investing activities	3,175	830	18	1,500	652	170

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

B-7

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

						Convenience
						translation
						(Note 1c)
	Year ended	Three months ended		Six months ended		Six months ended
	December 31,	June 30,		June 30,		June 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	(In thousands)

Cash flows from financing activities:

Exercise of stock options	104	104	7	104	7	2
Issue of share capital, net of issue costs	6,292	6,292	(370)	6,292	7,464	1,941

Net cash provided by financing activities	6,396	6,396	(363)	6,396	7,471	1,943

Exchange differences on balances of cash and cash equivalents	(70)	(7)	11	(59)	(9)	(2)

Increase (decrease) in cash and cash equivalents	1,791	5,668	(3,205)	4,680	1,597	416
Balance of cash and cash equivalents at the beginning of the period	2,122	1,134	8,715	2,122	3,913	1,017

Balance of cash and cash equivalents at the end of the period	3,913	6,802	5,510	6,802	5,510	1,433

(a) Significant non-cash transactions:

Purchase of property, plant and equipment	692	-	-	-	-	-

Issue of options related to unit of securities	32	32	-	32	-	-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

B-8

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

These financial statements have been prepared in a condensed format as of June 30, 2016 and for the six and three months periods then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2015 and for the year then ended and accompanying notes ("annual consolidated financial statements").

a.	Cellect Biotechnology Ltd. (formerly: Cellect Biomed Ltd.) ("the Company") is a public company whose American Depositary Shares ("ADSs") and warrants are listed for trading on NASDAQ under the symbol APOP and APOPW and on the Tel-Aviv Stock Exchange ("the TASE"). The Company, through Cellect Biotherapeutics Ltd. ("Cellect"), a wholly-owned subsidiary, is engaged in the development and commercialization of an innovative and unique technology that enables the biological functional selection of stem cells.

b.	Since inception, the Company's activities have consisted principally of performing biotechnological research and development activities and raising capital to support its activities. As of June 30, 2016, the Company is considered to be in the development stage as its principal commercial operations have not commenced. Successful completion of the Company's development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets, secure financing, develop a customer base, attract, retain and motivate qualified personnel and develop strategic alliances. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete certain research and development efforts and clinical trials and obtain regulatory approvals for its products. The Company will also need to obtain regulatory approval for commercializing its products. These activities may take several years and will require significant expenditures for their completion. However, there can be no assurance that these activities will be successful. Any delays in completing these activities are likely to adversely affect the Company. To fund its business plans, the Company intends to raise capital and in the long term to use the proceeds from sales of its products. Regarding Initial Public Offering ("IPO") on NASDAQ, see Note 4h.

B-9

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

c.	Convenience translation into U.S. dollars:

The interim consolidated financial statements as of June 30, 2016 and for the three and six months then ended have been translated into U.S. dollars using the representative exchange rate as of that date ($1 = NIS 3.846). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting" and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements, except as noted below:

a.	Issue of unit of securities:

The issue of unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

b.	Change in tax rate applicable to the Company following reduction in corporate tax rate:

In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

B-10

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	FAIR VALUE OF FINANCIAL INSTRUMENTS:

As of June 30, 2016, the financial assets presented in the consolidated statements of financial position are classified as Level 1 in the fair value hierarchy.

NOTE 4:-    SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD

a.	Raising of capital through a private placement

In February 2016, the Company completed a private placement of shares and warrants for an aggregate of approximately NIS 8 million, which was led by foreign investors. In exchange for the capital raised, the Company allocated ordinary shares as well as warrants for a period of 12 months at a ratio of one warrant for every three shares (1:3), at an exercise price of NIS 2.1 per warrant. Participants in the private placement also included interested parties and an officer of the Company. On May 16, 2016, at a general meeting of the Company's shareholders, the shareholders approved the participation of the controlling shareholder and Chairman of the Board, Mr. Kasbian Nuriel Chirich, in the private placement, and accordingly he was allotted 287,768 shares and 95,923 unlisted warrants of the Company at the same terms of issue as the rest of the offerees.

b.	IRB (Helsinki) Committee approval from the Rambam Hospital for first trial in leukemia patients

On March 7, 2016, the Company received Institutional Review Board (Helsinki Committee) approval from the Rambam Hospital to conduct a phase 1-2 clinical trial in leukemia patients undergoing bone marrow transplantation. The trial will commence subject to the Ministry of Health's approval.

c.	Grant of options to a consultant

On April 6, 2016, the Company issued a report on a private issuance to a consultant of the Company under which the consultant is to receive, for services to be rendered by him, 600,000 unlisted options of the Company. The exercise price for each warrant is NIS 2.1, and the options will vest over a period of 24 months on a quarterly basis.

d.	Signing of an agreement with Accellta for a technology feasibility study

On April 19, 2016, the Company announced that it had signed an agreement with Accellta for a feasibility study of the Company's technology. The agreement grants Accellta a nonexclusive right to examine the use of Cellect's technology for research purposes only. The purpose of the collaboration between Accellta and Cellect is to evaluate the impact of Cellect's apoptosis induction-based technology on Accellta's stem cell culturing technologies. The details of the process and products will be jointly determined and include feasibility tests. The tests will evaluate the potential of growing Accellta's pluripotent cells safely and in a shorter time using Cellect's technology. In exchange for the limited right to test the technology, Accellta will pay the Company approximately NIS 290,000. Accordingly, the Company has recognized other income in the amount of NIS 290,000.

B-11

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (cont.)

e.	Grant of options to the Company's VP Research and Development

On May 31, 2016, the Board of Directors approved an allotment of 70,000 unlisted options to the Company's VP Research and Development, Dr. Amotz Nechushtan, at an exercise price equal to the average share price in the 30 days prior to the date of the approval, namely NIS 1.68 per warrant. The options are exercisable quarterly over a vesting period of three years, in accordance with the Company's stock option plan.

f.	Award of a grant by the BIRD Foundation

On June 15, 2016, the Company, together with Entegris Inc. (NASDAQ: ENTG), was awarded a joint NIS 3.5 million grant by the BIRD Foundation (the Israel-U.S. Binational Industrial Research and Development Foundation, hereinafter – the "Foundation") in support of the development and commercialization of the Company's groundbreaking stem cell selection technology in collaboration with Entegris. The joint project will include the development of a container for cell selection in an apoptosis-inducing microenvironment that will be used in future clinical trials of the Company. Entegris is a global provider of yield-enhancing materials and solutions for advanced manufacturing environments. The joint budget for the project, which was approved by the Foundation, is approximately NIS 7 million, and the Foundation approved a grant of NIS 3.5 million, subject to the successful completion of the milestones outlined in the application. As of the date of signing the financial statements the final agreement had not been signed.

g.	Change in the Company's name

On July 21, 2016 the Company's name was changed from Cellect Biomed Ltd. to Cellect Biotechnology Ltd.

h.	Initial public offering on NASDAQ

On July 31, 2016, the Company announced that on July 28, 2016 it had completed an initial public offering on NASDAQ in which it raised gross proceeds of US$8.4 million, and US$7.6 million net of underwriters' expenses (before issuance costs). The Company signed an underwriting agreement in connection with the IPO with U.S. underwriters Rodman & Renshaw, a unit of H.C. Wainwright & Co., and Joseph Gunnar & Co. LLC (the "Underwriters"), in which the Underwriters committed to purchase 1,292,308 ADS, with each ADS representing 20 ordinary shares of the Company with no par value, as well as warrants tradable on NASDAQ for the purchase of 969,231 ADSs, at a combined price to the public of US$6.50 per ADS and warrant. The warrants are exercisable for a period of five years at an exercise price of US$7.50 per warrant.

In addition, the Company undertook to grant the Underwriters an option, exercisable within 45 days from the date of signing the underwriting agreement, to purchase up to 193,846 additional ADSs and/or an additional warrants to purchase up to 145,385 ADSs of the Company at the same terms as the warrants issued to the public, at the offering price, to cover over-allotments, if any.

B-12

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (cont.)

The Company likewise undertook to allot to the Underwriters non-tradable warrants to purchase 77,538 ADSs ("underwriters' warrants"), each warrant convertible into one ADS, at an exercise price of US$8.80 per underwriters' warrant and at the same terms as the warrants issued to the public.

Further to the IPO, various officers of the Company are entitled to a bonus for a total of approximately $0.2 million, which will be recognized as an expense in the Company's third-quarter financial statements.

B-13

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

FINANCIAL INFORMATION FROM THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ATTRIBUTABLE TO THE COMPANY

AS OF JUNE 30, 2016

NIS IN THOUSANDS

UNAUDITED

C-1

Special Report in accordance with Regulation 38d

Financial Data and Financial Information from the

Interim Consolidated Financial Statements Attributable to the Company

Below is separate financial data and financial information attributable to the Company from the Company's interim consolidated financial statements as of June 30, 2016, published as part of the periodic reports ("consolidated financial statements") presented in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C-2

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

Financial Data from the Consolidated Balance Sheets Attributable to the Company

				Convenience
				translation
				(Note 1c)
	December 31,	June 30,		June 30,
	2015	2015	2016	2016
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars
	(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3,377	6,159	3,202	833
Marketable securities held for trading	7,808	9,808	6,007	1,562
Accounts receivable	12	7	512	133

Total current assets	11,197	15,974	9,721	2,528

NON-CURRENT ASSETS:
Investments in subsidiaries	-	39	3,252	845

Total non-current assets	-	39	3,252	845

	11,197	16,013	12,973	3,373

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	176	89	118	31

Total current liabilities	176	89	118	31

NON-CURRENT LIABILITIES:
Excess of losses over investments in subsidiaries	520	-	-	-

Total non-current liabilities	520	-	-	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary shares	-	-	-	-
Share premium	36,725	36,725	44,144	11,478
Warrants and share-based payment	3,603	2,817	5,507	1,432
Treasury shares	(9,425)	(9,425)	(9,425)	(2,451)
Accumulated deficit	(20,402)	(14,193)	(27,371)	(7,117)

	10,501	15,924	12,855	3,342

	11,197	16,013	12,973	3,373

The accompanying additional information is an integral part of the separate financial data and financial information.

C-3

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

Financial Data from the Consolidated Statements of Comprehensive Income Attributable to the Company

						Convenience
						translation
						(Note 1c)
	Year ended	Three months ended		Six months ended		Six months ended
	December 31,	June 30,		June 30,		June 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	(In thousands)

Company's share of losses of investees, net	9,368	1,978	3,137	3,633	6,720	1,747
General and administrative expenses	742	149	46	273	217	57
Finance income	(4)	-	(8)	(4)	(8)	(2)
Finance expenses	66	9	5	61	40	10

	10,172	2,136	3,180	3,963	6,969	1,812

Loss before taxes on income	10,172	2,136	3,180	3,963	6,969	1,812
Taxes on income	-	-		-	-

Loss attributable to the Company	10,172	2,136	3,180	3,963	6,969	1,812

Other comprehensive loss attributable to the Company (net of tax effect):	-	-	-	-	-	-

Adjustments arising from translating financial statements	-	-	-	-	-	-

Total comprehensive loss attributable to the Company	10,172	2,136	3,180	3,963	6,969	1,812

The accompanying additional information is an integral part of the separate financial data and financial information.

C-4

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

Financial Data from the Consolidated Statements of Cash Flows Attributable to the Company

						Convenience
						translation
						(Note 1c)
	Year ended	Three months ended		Six months ended		Six months ended
	December 31,	June 30,		June 30,		June 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	(In thousands)
Cash flows from operating activities of the Company:

Loss attributable to the Company	(10,172)	(2,136)	(3,180)	(3,963)	(6,969)	(1,812)

Adjustments to reconcile loss to net cash provided by (used in) operating activities of the Company:

Adjustments to profit and loss items of the Company:

Share-based payment	169	-	14	-	51	13
Loss (gain) from revaluation of financial assets at fair value through profit and loss	(2)	1	-	(3)	(1)	-
Financial expenses, net	-	7	(5)	59	27	7
Company's share of losses of investees, net	9,368	1,978	3,137	3,633	6,720	1,747
Interest expenses (income), net	(1)	-	-	-	-	-

	9,534	1,986	3,146	3,689	6,797	1,767
Changes in asset and liability items of the Company:

Decrease (increase) in accounts receivable	1	(1)	(30)	6	(53)	(14)
Increase (decrease) in accounts payable	220	(25)	(106)	21	(58)	(15)

	221	(26)	(136)	27	(111)	(29)
Cash received during the period by the Company for:

Interest	-	1	-	1	-	-

Net cash used in operating activities of the Company	(417)	(175)	(170)	(246)	(283)	(74)

The accompanying additional information is an integral part of the separate financial data and financial information.

C-5

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

Financial Data from the Consolidated Statements of Cash Flows Attributable to the Company

						Convenience
						translation
						(Note 1c)
	Year ended	Three months ended		Six months ended		Six months ended
	December 31,	June 30,		June 30,		June 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	(In thousands)
Cash flows from investing activities of the Company:

Sale of marketable securities measured at fair value through profit and loss	3,430	830	-	1,430	1,801	468
Proceeds from the sale of property, plant and equipment	77	-	-	77	-	-
Sale of securities measured at fair value through profit or loss, net	-	-	-	-	-	-
Long-term balances to investees, net	(7,246)	(1,702)	(4,631)	(2,575)	(9,137)	(2,375)

Net cash used in investing activities of the Company	(3,739)	(872)	(4,631)	(1,068)	(7,336)	(1,907)

Cash flows from financing activities of the Company:

Exercise of stock options	104	104	7	104	7	2
Issue of shares, net of issue costs	6,292	6,292	(370)	6,292	7,464	1,941

Net cash provided by financing activities of the Company	6,396	6,396	(363)	6,396	7,471	1,943

Exchange differences on balances of cash and cash equivalents	-	(7)	5	(59)	(27)	(7)

Increase (decrease) in cash and cash equivalents	2,240	5,342	(5,159)	5,022	(175)	(45)
Balance of cash and cash equivalents at the beginning of the period	1,137	817	8,361	1,137	3,377	878

Balance of cash and cash equivalents at the end of the period	3,377	6,159	3,202	6,159	3,202	833

Significant non-cash transactions:

Issue of a unit of securities	32	32	-	32	-	-

The accompanying additional information is an integral part of the separate financial data and financial information.

C-6

CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

Additional Information

NOTE 1:-	GENERAL

This separate financial information has been prepared in condensed format as of June 30, 2016 and for the six and three months then ended, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the separate financial information on the Company's annual financial statements as of December 31, 2015 and for the year then ended and the accompanying additional information.

a.	Cellect Biotechnology Ltd. ("the Company") is a public company whose American Depositary Shares ("ADSs") and warrants are listed for trading on NASDAQ under the symbol APOP and APOPW and on the Tel-Aviv Stock Exchange ("the TASE"). The Company, through Cellect Biotherapeutics Ltd. ("Cellect"), a wholly-owned subsidiary of the Company, is engaged in the development and commercialization of an innovative and unique technology that enables the biological functional selection of stem cells.

b.	Since inception, the Company's activities have consisted principally of performing biotechnological research and development activities and raising capital to support its activities. As of June 30, 2016, the Company is considered to be in the development stage as its principal commercial operations have not commenced. Successful completion of the Company's development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets, secure financing, develop a customer base, attract, retain and motivate qualified personnel and develop strategic alliances. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete certain research and development efforts and clinical trials and obtain regulatory approvals for its products. The Company will also need to obtain regulatory approval for commercializing its products. These activities may take several years and will require significant expenditures for their completion. However, there can be no assurance that these activities will be successful. Any delays in completing these activities are likely to adversely affect the Company. To fund its business plans, the Company intends to raise capital and in the long term to use the proceeds from sales of its products. Regarding Initial Public Offering ("IPO") on NASDAQ, see Note 2h.

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CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

Additional Information

NOTE 1:-	GENERAL (Cont.)

c.	Convenience translation into U.S. dollars:

The interim consolidated financial statements as of June 30, 2016 and for the three and six months then ended have been translated into U.S. dollars using the representative exchange rate as of that date ($1 = NIS 3.846). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 2:-	SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD

a.	Raising of capital through a private placement

In February 2016, the Company completed a private placement of shares and warrants for an aggregate of approximately NIS 8 million, which was led by foreign investors. In exchange for the capital raised, the Company allocated ordinary shares as well as warrants for a period of 12 months at a ratio of one warrant for every three shares (1:3), at an exercise price of NIS 2.1 per warrant. Participants in the private placement also included interested parties and an officer of the Company. On May 16, 2016, at a general meeting of the Company's shareholders, the shareholders approved the participation of the controlling shareholder and Chairman of the Board, Mr. Kasbian Nuriel Chirich, in the private placement, and accordingly he was allotted 287,768 shares and 95,923 unlisted warrants of the Company at the same terms of issue as the rest of the offerees.

b.	IRB (Helsinki) Committee approval from the Rambam Hospital for first trial in leukemia patients

On March 7, 2016, the Company received Institutional Review Board (Helsinki Committee) approval from the Rambam Hospital to conduct a phase 1/2 clinical trial in leukemia patients undergoing bone marrow transplantation. The trial will commence subject to the Ministry of Health's approval.

c.	Grant of options to a consultant

On April 6, 2016, the Company issued a report on a private issuance to a consultant of the Company under which the consultant is to receive, for services to be rendered by him, 600,000 unlisted options of the Company. The exercise price for each warrant is NIS 2.1, and the options will vest over a period of 24 months on a quarterly basis.

d.	Signing of an agreement with Accellta for a technology feasibility study

On April 19, 2016, the Company announced that it had signed an agreement with Accellta for a feasibility study of the Company's technology. The agreement grants Accellta a nonexclusive right to examine the use of Cellect's technology for research purposes only. The purpose of the collaboration between Accellta and Cellect is to evaluate the impact of Cellect's apoptosis induction-based technology on Accellta's stem cell culturing technologies. The details of the process and products will be jointly determined and include feasibility tests. The tests will evaluate the potential of growing Accellta's pluripotent cells safely and in a shorter time using Cellect's technology. In exchange for the limited right to test the technology, Accellta will pay the Company approximately NIS 290,000. Accordingly, the Company has recognized other income in the amount of NIS 290,000.

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CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

Additional Information

Note 2:-	SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (cont.)

e.	Grant of options to the Company's VP Research and Development

On May 31, 2016, the Board of Directors approved an allotment of 70,000 unlisted options to the Company's VP Research and Development, Dr. Amotz Nechushtan, at an exercise price equal to the average share price in the 30 days prior to the date of the approval, namely NIS 1.68 per warrant. The options are exercisable quarterly over a vesting period of three years, in accordance with the Company's stock option plan.

f.	Award of a grant by the BIRD Foundation

On June 15, 2016, the Company, together with Entegris Inc. (NASDAQ: ENTG), was awarded a joint NIS 3.5 million grant by the BIRD Foundation (the Israel-U.S. Binational Industrial Research and Development Foundation, hereinafter – the "Foundation") in support of the development and commercialization of the Company's groundbreaking stem cell selection technology in collaboration with Entegris. The joint project will include the development of a container for cell selection in an apoptosis-inducing microenvironment that will be used in future clinical trials of the Company. Entegris is a global provider of yield-enhancing materials and solutions for advanced manufacturing environments. The joint budget for the project, which was approved by the Foundation, is approximately NIS 7 million, and the Foundation approved a grant of NIS 3.5 million, subject to the successful completion of the milestones outlined in the application. As of the date of signing the financial statements the final agreement had not been signed.

g.	Change in the Company's name

On July 21, 2016, the Company's name was changed from Cellect Biomed Ltd. to Cellect Biotechnology Ltd.

h.	Initial public offering on NASDAQ

On July 31, 2016, the Company announced that on July 28, 2016 it had completed an IPO on NASDAQ in which it raised gross proceeds of US$8.4 million, and US$7.6 million net of underwriters' expenses (before issuance costs). The Company signed an underwriting agreement in connection with the IPO with U.S. underwriters Rodman & Renshaw, a unit of H.C. Wainwright & Co., and Joseph Gunnar & Co. LLC (the "Underwriters"), in which the Underwriters committed to purchase 1,292,308 ADSs, each ADS representing 20 ordinary shares of the Company with no par value, as well as warrants tradable on NASDAQ for the purchase of 969,231 ADSs, at a combined price to the public of US$6.50 per ADS and warrant. The warrants are exercisable for a period of five years at an exercise price of US$7.50 per warrant.

In addition, the Company undertook to grant the Underwriters an option, exercisable within 45 days from the date of signing the underwriting agreement, to purchase up to 193,846 additional ADSs and/or an additional warrants to purchase up to 145,385 ADSs of the Company at the same terms as the warrants issued to the public, at the offering price, to cover over-allotments, if any.

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CELLECT BIOTECHNOLOGY LTD. (FORMERLY: CELLECT BIOMED LTD.)

Additional Information

Note 2:-	SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD (cont.)

The Company likewise undertook to allot to the Underwriters non-tradable warrants to purchase 77,538 ADSs ("underwriters' warrants"), each warrant convertible into one ADS, at an exercise price of US$8.80 per underwriters' warrant and at the same terms as the warrants issued to the public.

Further to the IPO, various officers of the Company are entitled to a bonus for a total of approximately US$0.2 million, which will be recognized as an expense in the Company's third-quarter financial statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.
(Registrant)

By /s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni

Chief Executive Officer

Date: August 31, 2016